August 25, 2015

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Hackett Group, Inc.
Form 10-K for the fiscal year ended January 2, 2015
Response dated July 14, 2015
File No. 333-48123

Dear Mr. John:

This letter is submitted in response to the comments set forth in your letter addressed to Mr. Robert A. Ramirez, Chief Financial Officer of The Hackett Group, Inc. (the “Company”), dated August 11, 2015 (the “Comment Letter”). Our responses to the Comment Letter are set forth below. The page references in the responses correspond to the page numbers in our Form 10-K for the year ended January 2, 2015 (the “Form 10-K”).

Item 8. Financial Statements and Supplementary Data

Note 18. Quarterly Financial Information (unaudited), page 49

1.	Comment:

We note that you concluded that the restated line items for the quarterly periods ended March 28, 2014, June 27, 2014, and September 26, 2014 were not material or of significance to your investors or analysts and that the control weakness was a significant deficiency that did not rise to the level of a material weakness. We note, however, the following:

•	net income for the restated first quarter of 2014 reported in Note 18 increased by 120% from a net loss of $2.0 million to net income of $405 thousand primarily attributed to the bargain purchase gain on acquisition of $3 million and

•	net income for the restated second and third quarters of 2014 decreased approximately 18% due to compensation expense recorded related to the acquisition.

Please provide a copy of your comprehensive materiality analysis and tell us the consideration you gave to clearly identifying the adjustment as an error and labeling each financial statement column affected as “restated.”

Response:

Evaluation of Materiality

Pursuant to Staff Accounting Bulletin 99 Topic 1-M, Assessing Materiality (“SAB 99”), and FASB Concepts Statement 2, Qualitative Characteristics of Accounting Information (“FCS 2”), the Company assessed the materiality of the restated items for the quarterly periods ended March 28, 2014, June 27, 2014 and September 26, 2014. Per SAB 99, the assessment requires that both quantitative and qualitative factors need to be considered in assessing an item’s materiality. The SEC and the FASB have long emphasized that materiality cannot be reduced to a numerical exercise. SAB 99 goes further to state that exclusive reliance on quantitative benchmarks to assess materiality is inappropriate and misstatements are not necessarily material or immaterial because such misstatements exceed or fall below a numerical threshold. As a result, the qualitative assessment of the misstatement should be given equal prominence in the analysis of materiality. Materiality should be based on whether it is probable that the judgment of a reasonable person relying upon the financial statements would be changed or influenced by inclusion or correction of an error.

The following tables reflect the adjustments that would have been made to the quarterly statements of operations provided on the Company’s Form 10-Q’s and the Form 10-K for the four quarters of fiscal 2014, as well as the earnings release information that is furnished each quarter on Form 8-K:

	Quarter Ended March 28, 2014
	As Filed	Adjustment	As Corrected	Variance %
Revenue:
Revenue before reimbursements	$49,418	$—	$49,418	0%
Reimbursements	5,487	—	5,487	0%

Total revenue	54,905	—	54,905	0%

Costs and expenses:
Cost of service:
Personnel costs before reimbursable expenses	33,253	931	34,184	3%
Reimbursable expenses	5,487	—	5,487	0%

Total cost of service	38,740	931	39,671	2%

Selling, general and administrative costs	14,241	(6)	14,235	0%
Bargain purchase gain from acquisition	—	(3,015)	(3,015)	100%
Restructuring costs	3,604	—	3,604	0%

Total costs and operating expenses	56,585	(2,090)	54,495	-4%

Income from operations	(1,680)	2,090	410	-124%
Other income (expense):
Interest income	1	—	1	0%
Interest expense	(124)	—	(124)	0%

Income (loss) before income taxes	(1,803)	2,090	287	-116%
Income tax expense (benefit)	243	(361)	(118)	-149%

Net income (loss)	$(2,046)	$2,451	$405	-120%

Basic net income per common share	$(0.07)	$0.08	$0.01	-120%
Weighted average common shares outstanding	29,120	29,120	29,120

Diluted net income per common share	$(0.07)	$0.08	$0.01	-117%
Diluted weighted average common shares outstanding	29,120	29,869	29,869

Adjusted non-GAAP data:
Income from continuing operations before income taxes	$(1,803)	$2,090	$287	-116%
Bargain purchase gain from acquisition	—	(3,015)	(3,015)	100%
Performance-related non-cash stock compensation expense	1,268	—	1,268	0%
Acquisition-related non-cash stock compensation expense	—	71	71	100%
Acquisition cash purchase consideration reflected as compensation	—	860	860	100%
Acquisition-related costs	120	—	120	0%
Restructuring costs	3,604	—	3,604	0%
Amortization of intangible assets	557	(6)	551	-1%

Pro forma income before income taxes	3,746	—	3,746	0%
Pro forma income tax expense	1,423	—	1,423	0%

Pro forma net income	$2,323	$—	$2,323	0%

Pro forma basic net income per common share	$0.08	$—	$0.08	0%
Weighted average common shares outstanding	29,120	29,120	29,120

Pro forma diluted net income per common share	$0.08	$—	$0.08	0%
Weighted average common and common equivalent shares outstanding	29,869	29,120	29,869

	Quarter Ended June 27, 2014
	As Filed	Adjustment	As Corrected	Variance %
Revenue:
Revenue before reimbursements	$55,000	$—	$55,000	0%
Reimbursements	6,052	—	6,052	0%

Total revenue	61,052	—	61,052	0%

Costs and expenses:
Cost of service:
Personnel costs before reimbursable expenses	34,353	1,074	35,427	3%
Reimbursable expenses	6,052	—	6,052	0%

Total cost of service	40,405	1,074	41,479	3%

Selling, general and administrative costs	15,621	(14)	15,607	0%
Bargain purchase gain from acquisition	—	—	—	0%
Restructuring costs	—	—	—	0%

Total costs and operating expenses	56,026	1,060	57,086	2%

Income from operations	5,026	(1,060)	3,966	-21%
Other income (expense):
Interest income	1	—	1	0%
Interest expense	(166)	—	(166)	0%

Income (loss) before income taxes	4,861	(1,060)	3,801	-22%
Income tax expense (benefit)	1,386	(413)	973	-30%

Net income (loss)	$3,475	$(647)	$2,828	-19%

Basic net income per common share	$0.12	$(0.02)	$0.10	-19%
Weighted average common shares outstanding	28,939	28,939	28,939

Diluted net income per common share	$0.12	$(0.02)	$0.09	-19%
Diluted weighted average common shares outstanding	29,984	28,939	29,984

Adjusted non-GAAP data:
Income from continuing operations before income taxes	$4,861	$(1,060)	$3,801	-22%
Performance-related non-cash stock compensation expense	1,414	—	1,414	0%
Acquisition-related non-cash stock compensation expense	62	214	276	100%
Acquisition cash purchase consideration reflected as compensation	—	860	860	100%
Amortization of intangible assets	590	(14)	575	-2%

Pro forma income before income taxes	6,927	—	6,926	0%
Pro forma income tax expense	2,217	—	2,216	0%

Pro forma net income	$4,710	$—	$4,710	0%

Pro forma basic net income per common share	$0.16	$—	$0.16	0%
Weighted average common shares outstanding	28,939	28,939	28,939

Pro forma diluted net income per common share	$0.16	$—	$0.16	0%
Weighted average common and common equivalent shares outstanding	29,984	28,939	29,984

	Quarter Ended September 26, 2014
	As Filed	Adjustment	As Corrected	Variance %
Revenue:
Revenue before reimbursements	$54,550	$—	$54,550	0%
Reimbursements	5,887	—	5,887	0%

Total revenue	60,437	—	60,437	0%

Costs and expenses:
Cost of service:
Personnel costs before reimbursable expenses	34,068	1,074	35,142	3%
Reimbursable expenses	5,887	—	5,887	0%

Total cost of service	39,955	1,074	41,029	3%

Selling, general and administrative costs	15,423	(1)	15,422	0%
Bargain purchase gain from acquisition	—	—	—	0%
Restructuring costs	—	—	—	0%

Total costs and operating expenses	55,378	1,073	56,451	2%

Income from operations	5,059	(1,073)	3,986	-21%
Other income (expense):
Interest income	2	—	2	0%
Interest expense	(173)	—	(173)	0%

Income (loss) before income taxes	4,888	(1,073)	3,815	-22%
Income tax expense (benefit)	1,297	(418)	879	-32%

Net income (loss)	$3,591	$(655)	$2,936	-18%

Basic net income per common share	$0.13	$(0.02)	$0.10	-18%
Weighted average common shares outstanding	28,558	28,558	28,558

Diluted net income per common share	$0.12	$(0.02)	$0.10	-19%
Diluted weighted average common shares outstanding	29,800	28,558	29,800

Adjusted non-GAAP data:
Income from continuing operations before income taxes	$4,888	$(1,073)	$3,815	-22%
Performance-related stock compensation expense	1,379	—	1,379	0%
Acquisition-related non-cash stock compensation expense	63	214	277	340%
Acquisition cash purchase consideration reflected as compensation	—	860	860	100%
Amortization of intangible assets	552	(1)	551	0%

Pro forma income before income taxes	6,882	—	6,882	0%
Pro forma income tax expense	2,065	—	2,065	0%

Pro forma net income	$4,817	$—	$4,817	0%

Pro forma basic net income per common share	$0.17	$—	$0.17	0%
Weighted average common shares outstanding	28,558	28,558	28,558

Pro forma diluted net income per common share	$0.16	$—	$0.16	0%
Weighted average common and common equivalent shares outstanding	29,800	28,558	29,800

	Quarter Ended January 2, 2015
	As Filed	Adjustment	As Corrected	Variance %
Revenue:
Revenue before reimbursements	$54,551	$—	$54,551	0%
Reimbursements	5,792	—	5,792	0%

Total revenue	60,343	—	60,343	0%

Costs and expenses:
Cost of service:
Personnel costs before reimbursable expenses	33,844	361	34,205	1%
Reimbursable expenses	5,792	—	5,792	0%

Total cost of service	39,636	361	39,997	1%

Selling, general and administrative costs	16,309	(187)	16,122	-1%
Bargain purchase gain from acquisition	(1,847)	1,847	—	0%
Restructuring costs	—	—	—	0%

Total costs and operating expenses	54,098	2,021	56,119	4%

Income from operations	6,245	(2,021)	4,224	-32%
Other income (expense):
Interest income	2	—	2	0%
Interest expense	(163)	—	(163)	0%

Income (loss) before income taxes	6,084	(2,021)	4,063	-33%
Income tax expense (benefit)	1,391	(870)	521	-63%

Net income (loss)	$4,693	$(1,151)	$3,542	-25%

Basic net income per common share	$0.17	$(0.04)	$0.13	-25%
Weighted average common shares outstanding	28,257	28,257	28,257

Diluted net income per common share	$0.16	$(0.04)	$0.12	-26%
Diluted weighted average common shares outstanding	29,871	28,257	29,871

Adjusted non-GAAP data:
Income (loss) before income taxes	$6,084	$(2,021)	$4,063	-33%
Bargain purchase gain from acquisition	(1,847)	1,847	—	-100%
Performance-related stock compensation expense	1,409	—	1,409	0%
Acquisition-related non-cash stock compensation expense	775	(499)	276	-64%
Acquisition cash purchase consideration reflected as compensation	—	860	860	100%
Amortization of intangible assets	720	(187)	533	-26%

Pro forma income before income taxes	7,141	—	7,141	0%
Pro forma income tax expense	2,142	—	2,142	0%

Pro forma net income	$4,999	$—	$4,999	0%

Pro forma basic net income per common share	$0.18	$—	$0.18	0%
Weighted average common shares outstanding	28,257	28,257	28,257

Pro forma diluted net income per common share	$0.17	$—	$0.17	0%
Weighted average common and common equivalent shares outstanding	29,871	28,257	29,871

The Company considered the fact that the percentage impact of the adjustments to certain GAAP line items is more than 5% from a quantitative perspective, including the percentage changes in net income for the three quarters you point out. However, the Company does not believe that the quantitative impact on its various consolidated statement of income categories, including the net income changes, are material to an investor, as these adjustments are excluded from the Company’s non-GAAP reporting measures provided quarterly in its earnings announcements, as reflected in the tables above. It is important to note that when evaluating the Company’s performance, management never discusses or provides future earnings guidance based on GAAP results. We only discuss “pro forma” or “adjusted” non-GAAP earnings guidance, which specifically exclude the impact of non-recurring or non-cash items. These adjustments did not impact any of the key metrics and non-GAAP results that are discussed with the Company’s investors or analysts on its quarterly earnings calls. Accordingly, the results of the restatement did not have any effect on the Company’s discussions of its quarterly earnings or, in our opinion, on the views of its analysts or investors.

The Company considered how users of its financial statements would be influenced by these adjustments. As part of this analysis, the Company considered the items it discusses with the analyst and investment community, as well as the line items impacted by these adjustments and determined that they are not key measurements utilized by investors to analyze the Company’s results. Specifically, with respect to the adjustments to quarterly net income which you point out in your letter, the impact to the first quarter was due to a GAAP $3 million bargain purchase gain which was not attributable to, or reflective of, the Company’s performance during the periods. As a result, the Company concluded that these adjustments were not material.

The Company’s investors and analysts clearly understood that these adjustments were due to the unusual accounting treatment resulting from the certain terms of the transaction. In fact, the only reason that there was a GAAP loss in the first quarter was that the Company had recorded a $3.6 million restructuring charge in that period, which was similarly excluded in our reconciliation to our adjusted non-GAAP results discussed with the investment community. Our investors and analysts are focused on the results from recurring operations, and exclude the impact of one-time adjustments such as the bargain purchase gain or the restructuring charge. Management concluded that the changed accounting for this acquisition transaction had no impact on the performance, valuation or prospects of the Company. We believe that the Company’s analysts and investors shared this view.

Other Qualitative Factors

In accordance with SAB 99, we also considered the following factors from a qualitative perspective:

•	Whether the misstatement masks a change in results or other trends – The reclassification of the contingent purchase consideration to compensation expense had an immaterial impact to the Company’s GAAP results and no impact to its adjusted non-GAAP results. The resulting bargain purchase gain that was reflected in the first quarter, as well as the offsetting compensation expense recorded in each quarter of fiscal 2014 were all excluded from the Company’s adjusted non-GAAP results. As noted above, this was solely related to a change in accounting for a specific insignificant transaction, and was not due to any operating results of the company. It therefore did not mask any results or other trends.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise - The Company’s analysts’ expectations and estimates are all based on adjusted non- GAAP earnings as discussed above. There was no impact to the Company’s adjusted non-GAAP results. As a result, there was no failure to meet analysts’ expectations.

•	Whether the misstatement changes a loss into income or vice versa – There was no impact from an adjusted non-GAAP perspective. From a GAAP perspective, the adjustments would have changed the first fiscal quarter’s net results in 2014 from a $2 million loss to a $405 thousand gain. As discussed above, the GAAP loss in the first quarter of 2014 was due to the $3.6 million restructuring charge recorded in that period which was excluded from our adjusted non-GAAP results. There would have been no change to the GAAP net income direction in any other quarter of fiscal 2014, as indicated in the tables above. Viewed in totality, management determined that the manner in which the accounting for this transaction was recorded through the Company’s financial statements, as shown above, were not material, and that the qualitative factors discussed outweighed the quantitative assessment.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – The accounting in question relates to an immaterial acquisition transaction.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – There was no impact to the Company’s compliance with its loan covenants.

•	Whether the misstatement has the effect of increasing management’s compensation – Management is compensated on annual adjusted non-GAAP results. There was no impact to adjusted non-GAAP results for the fiscal year, and there was no impact on management’s compensation resulting from the accounting of this transaction.

•	Whether the misstatement involves concealment of an unlawful transaction – The accounting for this transaction does not conceal any unlawful transaction.

Each of the restated items were identified during the business combination measurement period and did not have a material impact on the Company’s GAAP net income or earnings per share for the 2014 fiscal year. In the aggregate, the restated items in fiscal 2014 resulted in an increase in compensation expense of $4.3 million, an increase in intangible amortization expense of $0.5 million and a related tax benefit of $2.1 million, offset by a bargain purchase gain of $3.0 million. These items had no impact on the Company’s adjusted non-GAAP net income and earnings per share.

Conclusion

Based upon all of the quantitative and qualitative considerations described above, the Company concluded that the adjustments recorded in its 2014 fiscal year quarters were immaterial. The Company does not believe it is probable that the judgment of a reasonable person relying upon the Company’s interim financial statements would be changed or influenced by the inclusion of the reclassification adjustment.

Ultimately, as noted above, there were no questions from the Company’s investors or its analysts on this reclassification, which was disclosed in the Company’s Form 10-K. Management determined that disclosing the adjusted quarters to reflect the bargain purchase gain in the first quarter of fiscal 2014 in its Form 10-K was both transparent and provided the greatest visibility of its quarterly results. The disclosures included the information that an investor would require in order to understand the change in accounting for this individually insignificant acquisition. Management believed that the non-cash bargain purchase gain, when taken together with the other adjustments and viewed in the context of all of the relevant qualitative facts described above, was not material. In addition, we amended the presentation of the income statement utilized in management’s discussion and analysis of results to specifically detail the impact of the change in accounting treatment relating to the acquisition so that the reader would have all of the information necessary. Management will continue to utilize the restated amounts for the 2014 fiscal quarters in its comparative analysis and management’s discussion and analysis in its future filings.

Based on the analysis described above, the Company determined that it did not need to restate the prior quarters by amending the previously filed Quarterly Reports on Form 10-Q or prepare the disclosure requirements within ASC 250-10-45-23 and ASC 250-10-50-7. In Footnote 18 to the Consolidated Financial Statements in its Form 10-K, the Company discloses adjusted GAAP financial statements in its introduction of the financial data by quarter with notes describing each adjustment made. We introduced this section of the Footnote by stating the quarterly information was “restated” in the table, however we did not label the columns as “restated” as we believed that we were providing sufficiently transparent information. When incorporating the accounting background contained later in this response, this is an accurate summary of the Company’s materiality analysis requested.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 52

2.	Comment:

Please note that we are still considering your response to comment 3 and we may have further comments.

Response:

We understand that the Staff may have further comments as they finalize their review.

3.	Comment:

We note from your response to comment number 4 that you initially determined that the post-combination cash payments were characterized as purchase consideration because there was no requirement for continued employment. You also state the matters that led to the conclusion that these payments were compensation and not purchase consideration were considered in your initial analysis but were not material. Please explain in greater detail the terms of the post-acquisition cash and stock payments and how you considered each item in ASC 805-10-55-25 in your initial conclusion that the amounts represented purchase consideration. Additionally, tell us the term(s) in the arrangement or matter(s) in your initial accounting analysis that resulted in your subsequent change to your conclusion.

Response:

Background of Accounting

During the first fiscal quarter of 2014, the Company acquired and accounted for certain assets and liabilities of Technolab International Corporation (“Technolab”). As noted in the Company’s previous response, the Technolab acquisition was an immaterial acquisition and individually insignificant as defined in S-X Rule 1-02(w). At the closing of the Technolab acquisition, the Seller received $3.0 million in immediately available cash and $1.0 million in stock, subject to service vesting.

In addition to the closing consideration, the Seller also had the ability to earn up to $8.0 million in purchase price consideration via a combination of stock (57%, or $4.6 million) subject to service vesting, and cash (43%, or $3.4 million). There were no restrictions or “vesting” requirements on the cash component of the consideration. The contingent “earn-out” consideration could be achieved by the Seller based on a one-year profitability of the acquired business post-closing. At the closing of the Technolab acquisition, the Seller had the option to increase the percentage of equity consideration, in which case the cash consideration would be reduced at an equal percentage. Simultaneous to the closing of the acquisition, the Seller became an employee of the Company.

ASC 805-10-55-25 requires an evaluation of contingent consideration arrangements payable to employees or selling shareholders of acquired entities to determine if those arrangements are to be accounted for as part of the business combination or if they represent arrangements for post-combination services. If the conclusion is reached that the arrangement is compensatory in nature, then no initial accounting is made for the arrangement at the acquisition date; rather the arrangement is accounted for under other areas within GAAP dealing with compensation.

Noncash Compensation

In accordance with ASC 805-10-55-25, it was subsequently determined that the noncash compensation awarded to the Seller both at closing and as part of the earn-out, which were originally treated as purchase consideration during the first three fiscal quarters of 2014 and which are subject to service vesting, should have been accounted for as compensation expense throughout the duration of the vesting and earn-out periods.

In accordance with ASC 250-10-45-27, in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.

The impact of the additional noncash compensation expense was less than $0.2 million per quarter and less than 5% to GAAP cost of sales line item per quarter and did not have a material impact to the full fiscal year or to any single financial statement item in the Company’s Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year. As a result, we determined that we did not need to restate the prior quarters and prepare the disclosure requirements within ASC 250-10-45-23 and ASC 250-10-50-7. While in retrospect we would acknowledge that our initial analysis of this item was incorrect, it was clearly immaterial both from a quantitative and qualitative perspective.

Cash Compensation

ASC 805-10-55-25 states that if it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination, the acquirer should consider several indicators. As stated above, the Company originally classified the cash portion of the earn-out as purchase consideration based on the following analysis:

•	Vesting Requirement – The cash consideration was due to the Seller unconditionally assuming the earn out criteria was met at the measurement date. Although the asset purchase agreement for the transaction is silent, it was clearly understood by both parties that the earn-out cash consideration of $3.4 million was not subject to vesting. Vesting is a concept commonly associated with stock grants, as opposed to cash consideration. Additionally, the 43% cash and 57% stock for the earn-out was confirmed with the Seller by management prior to the filing of the Form 10-K. The full amount of the cash consideration of $3.4 million was paid to the Seller on July 8, 2015 pursuant to the asset purchase agreement.

•	Continuing Employment – The cash consideration was not subject to continuing employment and it was not tied to the Seller’s employment agreement. The Seller was not required to be employed for a single day to earn the cash at closing or the cash portion of the earn-out.

•	Duration of Continuing Employment – The Seller entered into an employment agreement and was appointed as the Managing Director of the acquired business for the duration of the earn-out period. If the Seller terminated employment with the Company the closing cash consideration and earn-out cash consideration would not be subject to forfeiture.

•	Level of Compensation – The Seller’s base level of compensation was comparable to other employees holding similar positions at the Company. The Seller was not eligible for an incentive bonus in the year of the earn-out; however, the comparable bonus opportunity for similarly situated employees was immaterial when compared to the amount of the cash portion of the earn-out (at Goal achievement, the Seller’s bonus plan for fiscal year 2015 is $350 thousand in aggregate cash and stock). Given the ultimate classification of the cash portion of the earn-out as compensation for accounting purposes, the Seller became the highest compensated employee in the Company for the fiscal year, although the Seller was only managing a group that represented less than 5% of the Company’s overall net revenues. No employee other than the CEO has come close to this level of compensation. Therefore, this was a strong indication that the cash paid, which was not subject to vesting or forfeiture, was purchase consideration.

•	Incremental Payments to Employees – This is not applicable, as the Seller was the only selling shareholder.

•	Number of Shares Owned – This is not applicable, as the Seller was the only selling shareholder.

•	Linkage to Valuation – The cash consideration paid unconditionally at closing of $3.0 million did not reflect a realistic multiple for transactions for similar entities with recurring revenue models. This was another strong indication that the contingent consideration also constituted additional purchase consideration.

•	Formula for Determining Consideration – The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, if a contingent payment is determined on the basis of a multiple of earnings, which might suggest that the obligation is contingent consideration in the business combination, and that the formula is intended to establish or verify the fair value of the acquired business. Pursuant to the asset purchase agreement, the total consideration to be paid was based on a multiple of annual profit contribution of the acquired entity (5x adjusted EBITDA, not to exceed a total of $12 million), which also supports that the cash portion of the earn-out not subject to vesting is contingent consideration.

•	Other Agreements and Issues – The Seller has a non-compete agreement which sets a limitation on the Seller leaving the Company and starting or working for a competing business for a period of five years subsequent to termination.

Based on the strength of the assessment of the indicators noted above, management initially concluded that the cash portion of the earn-out consideration was properly recorded as purchase consideration.

No issues or concerns on the classification of the cash portion of the earn-out consideration were raised by the Company’s former external auditors during their review of the accounting treatment for the acquisition in the first fiscal quarter of 2014 or during the subsequent reviews of the second and third fiscal quarters. However, subsequent to the 2014 fiscal year-end, the Company’s former external auditors changed their position during the course of their annual audit of the Company’s fiscal 2014 financial statements. Nearly one year after the transaction date, and after quarterly review sign-offs that specifically mentioned the review of the aforementioned acquisition, the Company’s former external auditors determined that there was evidence that the cash consideration related to the earn-out should be reclassified to compensation expense. The Company initially disagreed with its former auditors on this conclusion.

The Company’s former external auditors’ conclusion was reached based on the following:

•	Bifurcation of the Contingent Consideration between the cash and equity – The Company’s former external auditors noted that there is no guidance within ASC 805 which discusses the separability of components of contingent consideration arrangements. Given that aspect of this judgment, our former external auditors stated that most look to guidance contained within the financial instrument literature to determine the unit of account. Generally speaking, our former external auditors believed that the driving factor that is looked to in determining whether there is one or multiple arrangements is the underlying trigger(s) which determine if a payment will be made. In the Technolab transaction, the triggers for the payout of the contingent consideration of the cash portion are identical to those used for the stock portion, and therefore the instruments cannot be bifurcated. Given the lack of cited literature, management initially disagreed with this conclusion and did not agree on the analogous references to financial instrument literature cited by our former external auditors.

•	Continuing Employment of the Seller – The Company’s external auditors determined that although the asset purchase agreement and the employment agreement are silent with regards to the forfeiture of the cash portion of the earn out upon termination, this does not automatically mean the contingent consideration is part of the business combination. To clarify this, the Company confirmed with the Seller of his intention to settle the 43% cash portion of the earn-out in cash and not in stock prior to the issuance of its earnings announcement for the fourth quarter of and full year 2014.

•	Duration of Continuing Employment – The Company’s former external auditors determined that because the employment term is longer than the contingent payment period for the cash portion of the arrangement, this indicator would point to classifying the cash earn-out consideration as compensation.

•	Determining if there is an implied service term on the cash element of the arrangement – The Company’s former external auditors determined that there was no explicit link to continued employment in the asset purchase agreement or the employment agreement, however they determined that there was evidence of an implicit service period based on the employment and non-compete agreements, as well as the stock issued with service vesting requirements.

•	Reasons for the contingent consideration arrangement – The Company’s former external auditors determined the primary factor in the contingent consideration was the importance of the Seller’s continued employment. They believed the employment agreement made it clear that the Seller would be key to driving the post-combination contributions of Technolab to the Company.

Although the Company’s former external auditors acknowledged that there are indicators to support both conclusions, they firmly believed that the literature is more heavily weighted towards the first two indicators in ASC 805-10-55-25 noted above. However, that weighting is not discussed in the literature for business combinations or in any other published literature that the Company or its former external auditors could locate. The Company’s former external auditors concluded that in situations where selling shareholders subsequently become employees of the acquirer, there is a bias in the literature assuming that contingent consideration arrangements relate to the post-combination services. This bias can be overcome with significant and objective evidence, which the Company’s former external auditors did not believe existed. While the Company’s former external auditors believed there is evidence that would point to a conclusion that a portion of the arrangement could be viewed as additional purchase consideration, it did not appear to them to be sufficient to overcome the presumption that the arrangement should be accounted for as compensation.

This conclusion was reached by the Company’s former external auditors despite the fact that this accounting classification resulted in the Company recording a bargain purchase gain for the transaction, and effectively making the Seller, the sole selling shareholder, the highest compensated employee in the Company for fiscal 2014. No employee other than the CEO has earned anywhere near this level of compensation. Guidance in ASC 805 references that bargain purchases are rare and generally occur in situations where there is a “forced” or “distressed” sale. This was not the case, which contradicts the financial statement presentation that resulted from the position taken by the Company’s former external auditors.

The reclassification of the cash portion of the earn-out resulted in the recognition of additional compensation expense of $3.4 million ratably over the course of fiscal year 2014, offset by a non-cash $3.0 million bargain purchase gain that was recorded for the first quarter of 2014. For comparison purposes the Company retroactively adjusted the quarterly financial information in Footnote 18 to the Consolidated Financial Statements in its Form 10-K.

As stated above, management initially disagreed with its former external auditors. Management believed that the resulting bargain purchase gain, the unrealistically low multiple of earnings reflected as purchase consideration and the unreasonable level of compensation ascribed to the Seller were clear indicators that the accounting our former external auditors recommended did not seem reasonable. However, in order to file its Form 10-K on a timely basis, and after extensive discussions with its former external auditors, the Company deferred to its former external auditor’s interpretation of the accounting literature even though it produced an unusual and counterintuitive result. The Company determined that failing to timely file its Form 10-K would not be beneficial to its shareholders, and therefore decided to accept and follow its former external auditor’s direction and record the cash portion of the earn out as compensation expense in fiscal 2014, which resulted in an offsetting $3.0 million bargain purchase gain. In addition, these adjustments do not impact the Company’s adjusted non-GAAP results and metrics which are provided to its investors on a quarterly basis in its earnings announcement and as reflected in the tables above.

4.	Comment:

You state in your response to comment 4 that the control deficiency identified as narrow as it focused on the interpretation of accounting literature to a specific transaction structure. As part of this determination you considered the fact that the acquisition was immaterial and for material acquisitions you would engage outside experts to advise on complex accounting issues. Please address the following:

•	Describe each of the internal controls that were in place related to accounting for business combinations and identify the control(s) that failed to prevent improper accounting for this business combination.

•	Describe in detail how you evaluated the severity of the control failure(s) including your consideration of the guidance for evaluation of control deficiencies beginning on page 34 and including the bullets on page 37 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.” Include in your analysis a description of the maximum potential amount of total transactions exposed to the deficiency and explain how you made that determination.

•	Describe how you considered whether it was reasonably possible that the error could have been material.

•	Tell us whether any of your prior business combinations included similar cash or stock post-combination payments.

Response:

The Company’s internal controls relating to accounting for business combinations are included in its closing processes and entity level internal controls. As part of the Company’s quarterly closing and entity level controls, activities are performed by the CEO, CFO, Corporate Controller, Audit Committee, and other employees who have an impact to the consolidated financial statements. The following discussion explains each of the applicable controls the Company had in place as of January 2, 2015:

•	The CFO performs a review of all global balance sheets reconciliations and reviews the GAAP balance sheet and income statement analytics. In addition, the Corporate Controller monitors accounting developments and advises the CFO of updates or changes that impact the Company. The CFO and Corporate Controller analyze all significant changes in GAAP and accounting practices on an ongoing basis. The Corporate Controller also prepares a disclosure checklist for each Form 10-K and 10-Q to ensure completeness of disclosures which is reviewed and approved by the CFO.

•

The Form 10-Q and Form 10-K filings are reviewed at multiple levels, including the CEO, CFO, Audit Committee, Corporate Controller and external auditors. The Audit Committee and the Board of Directors also review the inclusion of the Financial Statements in the filing of the Annual Form 10-K. Furthermore, the financial statements, footnotes, management discussion and analysis, and other disclosures, as well as all financial press releases and presentations are reconciled to supporting information and reviewed prior to finalizing and electronic submission to the SEC via EDGAR.

•	The Company’s Audit Committee has a Charter outlining the Committee’s duties and responsibilities, which include being an informed and effective overseer of the financial reporting process and the Company’s internal controls, including information systems processing.

•	The Board of Directors approves all acquisitions and business ventures and the appropriate level of due diligence is performed on all potential acquisitions by management. The Company’s management spends a significant amount of time vetting the target company and analyzing the target company’s financials, down to the transaction level.

•	Internal controls are tested by management in accordance with the ongoing monitoring program established as part of the quarterly internal controls certification process. As such, all employees that are director level or higher, and who have an impact to financial statements, are required to sign a “Representation Letter” which confirms that internal controls are being met and adhered to.

Management has identified these control activities in place as of January 2, 2015 related to the accounting for business combinations and determined that all control activities had been performed as it relates to the Technolab Acquisition. Based on the adjustments that were identified during the audit process, in management’s assessment of its internal controls over the accounting for business combinations, management concluded that the deficiency identified related to the accounting for business combinations was specific only to the non-cash elements of what was originally considered purchase consideration. Management acknowledges that this element should have been identified and recognized as compensation expense. This omission was not material and, in management’s view did not have the potential to rise to the level of a material weakness. The cash portion of the earn-out was, in management’s view, not the result of a failure of its internal control over financial reporting. Specifically, the Company’s management determined that no control “failure” occurred and that the process followed was appropriate. The control deficiency identified was narrow as it focused on the interpretation of accounting literature to a specific transaction, where its former external auditors and the Company disagreed.

The evaluation of the severity of a control deficiency should include both quantitative and qualitative factors. In determining whether a deficiency or a combination of deficiencies represents a material weakness, management considers all relevant information. Management’s evaluation included, pursuant to the bullets contained on page 37 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” the following factors:

•	Identification of fraud on the part of senior management – There was no fraudulent activity involved with this transaction;

•

Restatement of previously issued financial statements to reflect the correction of a material misstatement – Management considered this factor given the restatement of amounts contained in the Company’s Form 10-K for its previous quarterly filings, and concluded that from a qualitative perspective it did not need to restate prior quarters by amending previously filed

Quarterly Reports on form 10-Q. Management did not believe that the restated amounts were material to either analysts or its investors as more fully explained above. Accordingly, the presentation in the Company’s Form 10-K provided the necessary information to understand the effect on its previously filed financial information included in the 2014 fiscal Form 10-Qs;

•	Identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the Company’s internal control over financial reporting – As noted above, the Company does not consider the adjustment that was ultimately recorded in its financial statements for the cash portion of the earn-out to be material. It concluded that the adjustment is the result of a differing interpretation of the accounting guidance by its former external auditor during the audit process and not a failure in the Company’s internal control over financial reporting; and

•	Ineffective oversight of the Company’s external financial reporting and internal control over financial reporting by the Company’s Audit Committee – The Company’s disclosure controls and procedures functioned properly to ensure that all relevant information about the transaction was communicated to management, including the CEO, CFO, and the Company’s Audit Committee. The Audit Committee was fully informed and involved in the discussions and analysis for the accounting for this transaction and was included in the decision to change the accounting and disclose the restated items in the Form 10-K.

Management concluded, that while a significant deficiency existed in its internal control over financial reporting related to accounting for business combinations, the deficiency did not rise to the level of a material weakness because there was no reasonable possibility that the control deficiency would have resulted in a material misstatement. The control deficiency identified was narrow as it focused on the interpretation of accounting literature to a specific transaction structure. Management exercised its judgment which the former external auditors initially agreed with but then subsequently reversed itself, primarily due to the former external auditors’ view of the relative weighting of certain factors in the accounting standard. It is necessary that a system of internal control over financial reporting is designed in proportion of the size and complexity of the entity. The Company does not believe it is realistic or appropriate to have an in-house accounting expert on business combinations that would have expertise at the level of a national office of a major public accounting firm. Due to the immateriality of the Technolab transaction under Regulation S-X, the Company did not use the services of an outside accounting firm during this acquisition. However, if the transaction was material to the Company, the Company would have engaged an outside expert to advise on complex accounting issues.

Over the last ten years since fiscal year 2005, the Company has made three (3) acquisitions in addition to the acquisition of Technolab in 2014:

•	In January 2005, the Company acquired the operations of Active Interest, Inc. for cash consideration. Although the selling shareholders became employees of the Company, there was no stock consideration or post combination payments as part of the transaction.

•	In November 2005, the Company acquired REL Consultancy Group Limited for cash consideration. The selling shareholders did not become employees of the Company, and there was no stock consideration as part of the transaction.

•	In November 2009, the Company acquired Archstone Consulting LLC in a stock transaction. The selling shareholders did not become employees of the Company, and there was no cash consideration as part of the transaction.

•	There have been no acquisition transactions subsequent to the acquisition of Technolab in the first quarter of 2014.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (305) 375-8005. Thank you for your assistance.

Very truly yours,

/s/ Robert A. Ramirez

Robert A. Ramirez

Executive Vice President, Finance and

Chief Financial Officer

The Hackett Group, Inc.